KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NexGen Energy Ltd.

We consent to the use of our report, dated March 2, 2018, with respect to the consolidated financial statements of NexGen Energy Ltd. included in this annual report on Form 40-F.

March 2, 2018
Vancouver, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.